December 22, 2023

By EDGAR submission

Division of Corporation Finance
Office of Trade & Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Keira Nakada and Rufus Decker

Re: Rentokil Initial plc
Form 20-F for the Fiscal Year Ended December 31, 2022

Response dated December 22, 2023
File No. 001-41524

Dear Keira Nakada and Rufus Decker,

This letter is to confirm our telephone conversation through counsel with you on December 21, 2023 regarding our request for an extension of time to respond to your comment letter dated December 20, 2023. As discussed, we require additional time to prepare a response to your letter. As a result, we respectfully request that you allow us to submit our response by January 19, 2024.

If you have any questions about this response or require additional information, please contact me at stuart.ingall-tombs@rentokil-initial.com.

Sincerely yours,

Rentokil Initial plc

By:	/s/ Stuart Ingall-Tombs
	Name:	Stuart Ingall-Tombs
	Title:	Chief Financial Officer

cc:	Pamela Marcogliese, Freshfields Bruckhaus Deringer US LLP

Ethan Magid, Freshfields Bruckhaus Deringer LLP